FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated September 20, 2005

Vidéotron and Rogers Wireless Execute Mobile Wireless Services Agreement

VIDÉOTRON TO LAUNCH WIRELESS SERVICE IN 2006

AND OFFER “QUADRUPLE PLAY” OF TV, INTERNET, CABLE TELEPHONY AND WIRELESS

MONTREAL and TORONTO, September 20, 2005 – Vidéotron and Rogers Wireless today announced the signing of a strategic relationship agreement that will enable Vidéotron to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless services. Vidéotron will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.

Vidéotron plans to launch its mobile wireless offering in the first half of 2006, with services to include international roaming and popular options. Vidéotron will be responsible for acquiring and billing customers, and for providing customer support under its own brand.

Vidéotron is the only company in its service area to offer customers true one-stop shopping: one customer service number to call for all telecommunications, one technician who can provide all technical services at the customer’s home, and one monthly bill.

The launch of Vidéotron’s own wireless telephone service will satisfy consumers’ desire to get all telecom services in one place. Customers will be able to obtain from Vidéotron residential phone service, cable TV, Internet access and mobile wireless service, all backed by top-notch technical support. Market studies and the success of Vidéotron’s residential telephone service launch vividly demonstrates that consumers appreciate a one stop shop for service, and that they want to benefit from the savings that come with bundled offerings.

"We are thrilled that we will soon enhance our already robust and popular product set and bundled offerings to provide customers the best experience possible and a high level of satisfaction with Vidéotron. Our agreement with Rogers Wireless means that our customers will soon be able to benefit from wireless service as part of that package, delivered across Rogers’ powerful and extensive wireless voice and data network," said Robert Dépatie, President and CEO of Vidéotron.

"Our agreement with Vidéotron represents an extension of relationships between Rogers Wireless and Canadian companies with roots in the cable television industry,” said Nadir Mohamed, President and COO of the Rogers’ Communications. “We are pleased to be working closely with one of the pre-eminent cable companies in Canada and making it possible to offer customers in the region a more complete range of products."

“Today’s announcement firmly places Vidéotron’s status as a major Canadian telecom provider and positions the company to continue its growth and lengthen its string of successes in all segments of the entertainment and communications industry,” said Pierre-Karl Péladeau, President and Chief Executive Officer, Quebecor Inc.

“Rogers Wireless operates Canada’s largest integrated wireless voice and data network and continually looks for ways to innovate and improve the customer experience. Today’s announcement is yet another innovative way for us to put the power of Rogers Wireless in more people’s hands while at the same time re-enforcing a long standing relationship with one of Canada’s most advanced and respected operator,” said Ted Rogers, President and CEO of Rogers Communications Inc.

Details on Vidéotron’s mobile wireless services launch and its marketing strategies will be released in the future, at a time closer to the commercial launch of the service.

Caution Regarding Forward-Looking Statements

This release includes forward-looking statements concerning the future performance of the companies businesses, their operations and their financial performance and condition. These forward-looking statements include, among others, statements with respect to the companies' objectives and strategies to achieve those objectives, as well as statements with respect to their beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements are based on the companies' current expectations. The companies caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond the control of the companies. Therefore, future events and results may vary significantly from what the companies currently foresee, and the companies are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For more detailed discussions of factors that may affect actual results, see the risks and uncertainties sections of the companies' most recent annual and quarterly securities filings.

About the Companies:

Vidéotron ltée (www.Vidéotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,459,000 cable television clients in Québec; including over 411,000 illico subscribers as of August 31, 2005. Vidéotron is also the Québec leader in high-speed Internet access, with 591,000 clients to its cable modem and dial-up services. Vidéotron provides residential telephone service to more than 75,000 customers in Montréal, Québec City, Laval and Montréal South Shore.

Rogers Wireless Inc., carrying on business through Rogers Wireless Partnership and Fido Solutions Inc., is Canada's largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 5.9 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada's only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

For further information:

Media Relations Contacts:

Vidéotron: Isabelle Dessureault, (514) 380-7501, dessurei@Vidéotron.com

Rogers: Heather Armstrong, (416) 935-6379, heather.Armstrong@rci.rogers.com

Investment Community Contacts:

Quebecor: Mark D’Souza, (514) 380-1912, mark.dsouza@quebecor.com

Rogers: Bruce Mann, (416) 935-3532, bruce.mann@rci.rogers.com or

Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

_______________________________________________

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	September 20, 2005